UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          SCHEDULE  13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                     EQK REALTY INVESTORS I
    --------------------------------------------------------
                        (Name of Issuer)

           No Par Value Shares of Beneficial Interest
   -----------------------------------------------------------
                 (Title of Class of Securities)

                            268820107
     -------------------------------------------------------
                         (CUSIP Number)

            Fran Godbold, Manager, Investor Reporting
                     EQK Realty Investors I
   5775 Peachtree Dunwood Rd., Atlanta, GA 30302, 404-303-6100
  ------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 15, 1998
   ----------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box      .
                            ------

Note:	Six copies of this statement, including all exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	   268820107
          		----------------

1)	Names of Reporting Persons S.S. or IRS
	Identification Nos. of Above Person        		  ###-##-####
                                    										---------------

2)	Check the Appropriate Box if a Member of a Group (See
	Instructions)
	(a)
    		--------------------------------------------------------
	(b)
   	 	--------------------------------------------------------
3)	SEC Use Only
            				----------------------------------------------

4)	Source of Funds (See Instructions)          				PF
                                    										----------------

5)	Check if Disclosure of Legal Proceedings
	is Required Pursuant to Items 2(d) or 2(e)
                                     									----------------

6)	Citizenship or Place of Organization    		  United States
                                    										----------------
	Number of     		(7) Sole Voting Power	         		847,100
	Shares Bene- 	                         						----------------
	ficially		      (8) Shared Voting Power 	           			0
	Owned by							                             	----------------
	Each	         		(9) Sole Dispositive Power	      	847,100
	Reporting								                            ----------------
	Person
	With			        (10) Shared Dispositive Power          		0
                                    										----------------
11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person					                           		847,100
                                    										----------------
12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares (See Instructions)
                                    										----------------
13)	Percent of Class Represented by Amount
	in Row (11)                                 								9.14%
                                    										----------------
14)	Type of Reporting Person (See Instructions) 		  IN
                                    										----------------

Item 1.	Security and Issuer.

	The class of equity securities to which this Schedule 13D relates to the shares of beneficial interest, no par value (the "Shares") of EQK Realty Investors I. The principal executive offices of EQK Realty Investors I is located at 5775 Peachtree Dunwood Rd., Atlanta, GA 30302.

Item 2.	Identity and Background.

	This statement is being filed by Maurice A. Halperin. My business address is 2500 North Military Trail, Suite 225, Boca Raton, Florida 33431. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

	The source of the funds for the purchase of the Shares was my personal funds. The total amount of money used to purchase the Shares was $1,366,988.90.

Item 4.	Purpose of Transaction.

	The purpose for the acquisitions of the Shares is investment.

	I plan to acquire additional Shares with my personal funds for investment.

Item 5.	Interest in Securities of the Issuer.

	I beneficially own 847,100 Shares or approximately 9.14 percent of the outstanding Shares. I have the sole power to vote and dispose of the Shares. There is no shared power to vote or dispose of the Shares I own. This report is required to be filed because on January 15, 1998, my ownership of the Shares increased by one percent from the amount reported on the initial Schedule 13D which covered the period ending January 13, 1998.

During the sixty day period ending January 20, 1998, I purchased a total of 847,100 Shares through the New York Stock Exchange in open market transactions. The Shares were purchased on my behalf by Raymond James & Associates, a securities broker-dealer. The table below lists the transaction date for each transaction, number of shares purchased, price per share and total price.

                                                											Total Price
                               											          (Includes	Commissions
Date of		                                         								and/or Other
Purchase		      Amount Purchased      Price Per Share	       Charges)
----------     	----------------     	---------------    	------------
12/26/97	        		  34,000            			15/16	         	$ 31,938.00
12/29/97			          96,000            			15/16	         	  90,033.00
01/06/98			          26,000	           		1.2764	         	  32,938.60
01/07/98	        		 232,000	           		1.4725          		341,653.00
01/08/98        			 105,700		           	1.7318	          	183,084.26
01/09/98		        	 100,200	           		1.8448          		184,881.96
01/12/98			           2,000	            	1.75		           	  3,533.00
01/13/98			          75,400		           	1.9397          		146,286.38
01/14/98			          75,000	           		2.0177          		151,360.50
01/15/98	        		 100,800           			1.9965	          	201,280.20

Item 6.	Contracts, Arrangements, Understandings or Relationships
		with Respect to Securities of the Issuer.

	Not applicable.

Item 7.	Material to be Filed as Exhibits.

	None.

                            Signature


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE		January  21, 1998
	--------------------------

/S/	Maurice A. Halperin
--------------------------------
Signature

Maurice A. Halperin
--------------------------------
Name and Title

	The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).